Exhibit 99.2
------------



                              SINOVAC BIOTECH LTD.
                              --------------------
          UPDATES ON WARRANT EXERCISE AND HEALIVE(TM) 2004 SALES GROWTH
          -------------------------------------------------------------


BEIJING, March 1, 2005 - Sinovac Biotech Ltd. ("Sinovac") ("the Company") (AMEX:
SVA) has extended the expiry date of warrants issued in the private placement offering closed on February 24, 2004 (the "Warrants"). These Warrants have now been extended until April 30, 2005 in order to raise additional capital. The exercise price of these warrants, which is currently US$1.70 per share, will increase by US$.05 each month starting on March 15, 2005. The warrant exercise price will increase to US$1.75 on March 15, 2005 and US$1.80 on April 15, 2005. To date, Sinovac has received proceeds of more than US$3.4 million from the exercise of such warrants. If the remaining outstanding Warrants are fully exercised then another US$3.5 to 3.7 million would be raised. One of the primary uses of these funds is the construction of the new influenza vaccine production facilities which is progressing on schedule.

The Company would like to correct its news release that was issued on January 3, 2005, which stated "Sinovac has recorded 2004 sales growth of more than 230%..." and "These 2004 sales thus total more than US$6.6 million, an increase of more than 230% over 2003 sales of US$2.8 million." First of all, this statement was intended to reflect 2004 growth of 2.3 times the 2003 sales figure, which would in fact be an increase of 130% not 230% as previously stated. Furthermore, due to foreign exchange differences and the inclusion of Chinese government sales taxes in the previously announced gross figure of US$6.6 million, the actual figure that will be reflected in the Company's audited financial statements for 2004 is expected to be in a range between US$6 to US$6.6 million. Calculating the sales growth of Healive(TM) using the number of doses sold yields an increase of 2.15 times or 115%. 2004 Healive(TM) sales were 1,002,106 doses while 2003 sales were 466,010 doses. The gross domestic sales price of Healive(TM) is 55 RmB per dose, which at current exchange rates of 8.2815 RmB per US dollar equates to US$6.64.

An update on the development of Sinovac's human vaccine targeting the avian flu virus will be released on March 2, 2005. This vaccine is also known as the"Inactivated New Human Influenza Vaccine" and as the "Pandemic Influenza Vaccine".


About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac now has two vaccines fully approved for sale in China - Healive(TM) for Hepatitis A and Bilive(TM) for Hepatitis A&B combined. The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), received approval to commence sales in China in January 2005 and is expected to achieve similar sales growth to Healive(TM). The Company's flu vaccine completed clinical trials in April 2004. Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the new flu vaccine production line.

Sinovac is currently the only company in the world to be conducting clinical trials for a vaccine to prevent SARS. Preliminary Phase I results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with China CDC.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
                                       ---------------

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
           ----------------


Contact: Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of North America or info@sinovac.com
                 ----------------




THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.